SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                           (Amendment No. 7)*




                      PLENUM PUBLISHING CORPORATION
---------------------------------------------------------------------------
                            (Name of Issuer)


                      Common Stock, $.10 par value
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                     (Title of Class of Securities)

                               729093 10 4
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                             (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON
   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   MARTIN E. TASH
   ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) [   ]
                                                           (b) [   ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

FOR ITEMS 5-8, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5. SOLE VOTING POWER

   125,256

6. SHARED VOTING POWER

   298,229 (jointly owned with Arlene S. Tash)

7. SOLE DISPOSITIVE POWER

   125,256

8. SHARED DISPOSITIVE POWER

   298,229 (jointly owned with Arlene S. Tash)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   423,485

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES    []

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.9%

12. TYPE OF REPORTING PERSON

    IN

1. NAME OF REPORTING PERSON
   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ARLENE S. TASH
   ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) [   ]
                                                           (b) [   ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

FOR ITEMS 5-8, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5. SOLE VOTING POWER

   --------

6. SHARED VOTING POWER

   298,229 (jointly owned with Martin E. Tash)

7. SOLE DISPOSITIVE POWER

   --------

8. SHARED DISPOSITIVE POWER

   298,229 (jointly owned with Martin E. Tash)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   298,229

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES    []

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.7%

12. TYPE OF REPORTING PERSON

    IN

Item 1

     (a)  Name of Issuer:  Plenum Publishing Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          233 Spring Street, New York, NY 10013 (Business)

Item 2

     (a) Name of Persons Filing: This filing is made jointly by Martin E. Tash ("MT") and his wife Arlene S. Tash ("AT") pursuant to Rule 13-d(f)(1) under the Securities and Exchange Act of 1934 since they are the joint owners of 298,229 of the securities covered hereby.

     (b)  Address of Principal Business Office or if none, Residence:

          MT:  233 Spring Street, New York, NY 10013 (Business)
          AT:  17049 Northway Circle, Boca Raton, FL 33496 (Residence)

     (c)  Citizenship:
          MT:  U.S.A.
          AT:  U.S.A.

     (d)  Title of Class of Securities:
          Common Stock, $.10 par value

     (e)  CUSIP Number:   729093 10 4

Item 3

     Not applicable.

Item 4   Ownership

     (a)  Amount Beneficially Owned (as of December 31, 1996):
          MT:  423,485 shares
          AT:  298,229 shares

     (b)  Percent of Class:
          MT:  10.9%
          AT:  7.7%

     (c)  Number of shares as to which person has:

           (i)          sole power to vote or to direct the vote:
                        MT:  125,256
                        AT:  none

           (ii)         shares power to vote or to direct the vote:
                        MT:  298,229 shares (jointly owned with AT)
                        AT:  298,229 shares (jointly owned with MT)

           (iii)        sole power to dispose or to direct the disposition of:
                        MT:  125,256 shares
                        AT:  none

           (iv) shared power to dispose or to direct the disposition of:
                        MT:  298,229 shares (jointly owned with AT)
                        AT:  298,229 shares (jointly owned with MT)

Item 5   Ownership of Five Percent or less of a Class

         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8   Identification and Classification of Members of the Group.

         Not applicable.

Item 9   Notice of Dissolution of Group.

         Not applicable.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1997

                                  Martin E. Tash
                                  ---------------------------------------
                                  Martin E. Tash

                                  Arlene S. Tash
                                  ---------------------------------------
                                  Arlene S. Tash


                       Exhibit 1 - Filing Agreement
                       ----------------------------


         The undersigned hereby agree, on this ---- day of February 11, 1997, that the attached Statement on Schedule 13G (Amendment No. 7) of even date regarding our respective beneficial ownership of Common Stock of Plenum Publishing Corporation is filed on behalf of each of us.

                                  Martin E. Tash
                                  --------------------------------------
                                  Martin E. Tash



                                  Arlene S. Tash
                                  --------------------------------------
                                  Arlene S. Tash